UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-16423
NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SAN Holdings, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

9800 Pyramid Court, Suite 130
(Address of Principal Executive Office (Street and Number))

Englewood, CO 80112
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 14, 2005, the Board of Directors of SAN Holdings, Inc (the “Company”) determined that assumptions and evidential matter that the Company had used in capitalization of software development costs during 2003 and 2004 were deemed to be insufficient “contemporaneous documentation” to capitalize these software development costs. This issue arose as part of the Company’s preparation of separate, stand-alone financial statements for a small business unit of the Company that provides software solutions to the geospatial industry and its request for an audit of those statements by its independent accountants. The Company’s capitalized software costs all pertained to this business unit, and were considered to be material to the total assets of this business unit, but not to the total assets of the Company as of December 31, 2004 and 2003, respectively.

As a result, the Company expects to restate some of its previously reported financial statements for the 2003 and 2004 fiscal years (the “Time Periods”), but is uncertain at this time which filings will require restatement.

The Company is working diligently to finalize the calculations necessary to revise its financial statements, but is not able, without unreasonable effort or expense, to file its Form 10-Q for the period ending September 30, 2005 within the prescribed period. While the Company expects to file its third quarter report on Form 10-Q on or before November 21, 2005, the Company makes no assurance that the restatement will be completed by such date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Robert C. Ogden	(303) 660-3933
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

[Must check one box. If yes, please provide explanation.]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth above, the Company expects to restate certain of its financial statements for the Time Periods. The restatement is expected to reflect the expensing of certain software development costs in 2003 and 2004 related to the Company’s proprietary software that were capitalized on the Company’s previously reported financial statements for the Time Periods.

The Company and its independent accountants are working diligently to assess the impact of the above item on its financial statements filed for the Time Periods. The Company estimates that the total financial impact to the previously filed 2003 and 2004 fiscal year financial statements of operations will be an aggregate charge of approximately $500,000. The Company’s previously reported losses for 2003 and 2004 were $5.9 million and $6.3 million, respectively.

SAN Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2005	By:	/s/ Robert C. Ogden
Robert C. Ogden, Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).